Exhibit 99.1

SINGAPORE (May 06, 2024) - Karooooo Limited (“Karooooo”), that owns 100% of Cartrack Holdings, announces expected release date of Fourth Quarter and Full Year 2024 Financial Results.

Karooooo to report Fourth Quarter and Full Year 2024 Financial Results on May 15, 2024

Karooooo is expected to report financial results for the Fourth Quarter and Full Year ended February 29, 2024 on Wednesday, May 15, 2024 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Thursday, May 16, 2024 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors, analysts and media are invited to join the Zoom webinar at: https://us02web.zoom.us/j/89023760508

Webinar ID: 890 2376 0508

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo is a provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently there are over 2,000,000 connected vehicles and equipment on the Cartrack cloud. For more information, visit www.karooooo.com

Investor Relations Contact: IR@karooooo.com